Exhibit 8.1

List of principal subsidiaries and VIE of the Registrant

Subsidiaries	Place of Incorporation
Sunlands Online Education HK Limited	Hong Kong
Wuhan Studyvip Online Education Co., Ltd.	PRC
Wuhan Zhidao Online Education Technology Co., Ltd	PRC

VIE	Place of Incorporation
Beijing Yuanchilaxiang Education Technology Co., Ltd.	PRC
VIEs’ Subsidiaries	Place of Incorporation
Guangzhou Shangzhi Side Technology Co., Ltd.	PRC
Beijing Zhizi Yuanshui Education Technology Co., Ltd.	PRC
Beijing Feibian Education Technology Co., Ltd.	PRC
Shufan Education (Shenzhen) Co., Ltd.	PRC